

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Anthony Laura
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
109 Long Warfe
Newport, RI 02840

Re: **Pangaea Logistics Solutions Ltd.**
        Registration Statement on Form S-1
        Filed February 4, 2015
        File No. 333-201881

Dear Mr. Laura:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please check the box that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 or advise.

Selling Shareholders, page 23

2. We note your disclosure in the Plan of Distribution section on page 24 that "[t]he selling shareholders identified as or affiliated with registered broker-dealers in the Selling Shareholders table above (under "Selling Shareholders") are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus." Please clarify in the Selling Shareholders section which selling shareholders are broker-dealers or affiliates of broker-dealers.

3. Please tell us whether any selling shareholders identified as statutory underwriters are eligible to offer shares at market prices under Rule 415 or if they are required to offer their shares at a fixed price for the duration of the offering pursuant to Rule 415(a)(4).

Item 17. Undertakings, page 95

4. Please provide the undertakings required for Rule 415 offerings or advise.

Signatures

5. Please revise your signature section to have your controller or principle accounting officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

Exhibit Index

6. Please file the legality opinion required by Item 601(b)(5) of Regulation S-K.

7. Please file the tax opinions referenced throughout the Tax Considerations section beginning on page 45 as required by Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Kirk A. Radke, Esq.
        Willkie Farr & Gallagher LLP